November 17, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Lisa Sellars

Re:	PSI Corporation
Item 4.01 Form 8-K
Filed October 29, 2010
File No. 0-20317

Dear Ms. Sellars:

I am securities counsel for PSI Corporation (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated November 3, 2010. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Item 4.01 Form 8-K Filed October 29, 2010

Comment 1:

Please revise the first paragraph to disclose whether Seligson & Giannattasio LLP’s report on the financial statements for each of the last two years ended October 31, 2008 and 2009 contained an adverse opinion or a disclaimer of opinion or where qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K. Please note that this disclosure should include the last two audit reports not just the most recent report which may cover two years of financial statements.

Response 1:	The Company acknowledges the Staff’s comment and has amended its Report on Form 8-K to revise the first paragraph.

Comment 2:	Please file a letter from Seligson & Ginnattasio, LLP as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response 2:	The Company made a second request for the letter which was subsequently received on November 10, 2010. The Company has included the letter as Exhibit 16.1 to its amended Report on Form 8-K dated November 17, 2010.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly, Esq.